EXHIBIT 99.2
                                                                    ------------



                                                              April 10, 2003


United States Securities and Exchange Commission

RE: "EVALUATION OF THE INTERESTS OF COMPTON PETROLEUM CORPORATION" EFFECTIVE JANUARY 1, 2003

Dear Sir:

                  We refer to our reports auditing estimates of the natural gas, natural gas liquids and conventional oil reserves attributable to Compton Petroleum Corporation (the "Company") as of January 1, 2003 (collectively, the "Reports").

                  We hereby consent to references to our name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. We also confirm that we have read the Annual Information Form and that we have no reason to believe that there are any misrepresentations in the information contained in it that are derived from the Reports or that are within our knowledge as a result of the services we performed in connection with such Reports.

                                               Yours truly,

                                               Outtrim Szabo Associates Ltd.

                                               /s/ Attila A. Szabo
                                               -----------------------------
                                               Attila A. Szabo, P.Eng.
                                               Senior Vice-President